Exhibit 8

January 1, 2009

Special Committee of the Board of Directors

Kona Grill, Inc.

7150 East Camelback Road

Suite 220

Scottsdale, AZ 85251

To the Special Committee:

In our meeting on December 17th with Board Members Marcus Jundt and Richard Hauser, Mill Road Capital (“Mill Road”) communicated a strong interest in participating in any process in which Kona Grill, Inc. (“Kona Grill” or the “Company”) sold primary equity. At that meeting, we were told that the Company would take no further action to raise equity capital for the remainder of the calendar year.

With the beginning of the New Year and in light of the Company’s recent press release related to a potential financing, we are pleased to make the following proposal to Kona Grill:

•	Mill Road will invest $1 million in the Company in return for 689,655 newly issued shares of common stock of Kona Grill, valuing the shares at $1.45.

•	The closing of this equity financing will not be contingent upon the Company raising any future bank debt.

We note to the Special Committee that, over the last year, we have consistently communicated to the Chairman that we have an interest in participating in any future equity fundraising by the Company. This proposal is being submitted according to the timetable outlined in the above noted December 17th meeting.

We further note to the Committee that our proposal is superior to the non-competitive proposal submitted by the Chairman’s father which was disclosed on December 27th (the “James Jundt Proposal”). We are offering to buy newly issued Company shares at a price 22% higher than in the James Jundt Proposal, with substantially less dilution to shareholders and with no finance-related conditions to closing.

Mill Road is prepared to close the transaction expeditiously, subject to definitive documentation, and can fund the investment from cash currently held in the Fund. Our industry and transaction experience will allow us to quickly complete definitive documentation. Needless to say, the proposal set forth herein is not binding; binding obligations will be created only by definitive documentation. We are, however, prepared to leave our proposal in place for up to 30 days (or any other reasonable mutually agreed time period) to ensure that the Committee has adequate time to fulfill its fiduciary obligations with respect to soliciting competitive bids.

Two Soundview Drive, Suite 300 • Greenwich, CT 06830 • (203) 987-3500

We look forward to working with the Special Committee as it reviews our proposal, along with any proposals submitted by Richard Hauser, Marcus Jundt, James Jundt, or other related or unrelated parties.

Sincerely,

/s/ Thomas Lynch
Thomas Lynch
Senior Managing Director
Mill Road Capital L.P.